EXHIBIT 77 to Neuberger Berman Intermediate
Municipal Fund NSAR 06/30/08

File Number: 81121168
CIK Number: 0001178839

SubItem 77Q1

The following amendment has been made
to the Amended and Restated ByLaws of
Neuberger Berman Intermediate Municipal Fund:

Section 1 of Article IV, relating to the establishment of committees of the Fund, was amended to allow members of a committee to select the chair and vicechair of that committee.